SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 3)*


                           ORIENT-EXPRESS HOTELS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Class A Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G67743107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                           CR Intrinsic Investors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000

                                (with a copy to)

                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                            Attn: Adam M. Turteltaub
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
       240.13d-1(g), check the following box:     [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No.  G67743107                                          Page 2 of 9 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                  (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,835,000 (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                     SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No.  G67743107                                          Page 3 of 9 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investments, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                  (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,835,000 (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                     SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No.  G67743107                                          Page 4 of 9 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                  (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,835,000 (see Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 3") amends the Schedule 13D filed on May 16, 2008 (the "Original
Schedule 13D") and amended on June 3, 2008 ("Amendment No. 1") and August 4, 2008 ("Amendment No. 2") (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and this Amendment No. 3 are collectively referred to herein as the "Schedule 13D"). This Amendment No. 3 relates to Class A common shares, $0.01 par value per share (the "Common Stock"), of Orient-Express Hotels Ltd., a Bermuda company (the "Issuer").


Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Reporting Persons expended an aggregate of approximately $143,046,987 of investment capital to purchase the 2,835,000 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and may be held by CR Intrinsic Investments in a commingled margin account, maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On August 25, 2008, CR Intrinsic Investments, Valence and Oculus sent to the Board of Directors of the Issuer (the "Board") two letters, each dated August 22, 2008, from Cede & Co., the nominee of The Depository Trust Company, which is the registered holder of the shares of Common Stock beneficially owned by each of them. These letters, together, constituted a requisition under Section 74 of the Companies Act 1981 of Bermuda (the "Requisition") requiring the Board to convene a special general meeting of the shareholders of the Issuer to vote upon certain resolutions that, if approved, would eliminate the Issuer's circular ownership structure in which its wholly-owned subsidiary controls the Issuer through ownership of all of its super-voting Class B shares. The cover letter accompanying the Requisition (the "August 25 Letter") stated that if the Board does not, within 21 days from the date of the Requisition, proceed to convene the requisitioned shareholder meeting, CR Intrinsic Investments, Valence and Oculus intend themselves, through Cede & Co., to convene the meeting. This description of the Requisition and the August 25 Letter does not purport to be complete and is qualified in its entirety by reference to the Requisition, which is attached hereto as Exhibit 99.1, and the August 25 Letter, which is attached hereto as Exhibit 99.2, each of which is incorporated herein by reference. The Reporting Persons currently intend to solicit proxies in favor of the resolutions set forth in the Requisition.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on August 22, 2008, the Reporting Persons beneficially owned an aggregate of 2,835,000 shares of Common Stock, representing approximately 6.7% of the shares of Common Stock outstanding. The percentages used herein are based upon 42,469,500 shares of Common Stock reported to be outstanding as of July 31, 2008 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2008.

     CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen, through one or more intermediary holding companies, controls CR Intrinsic Investments. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 2,835,000 shares of Common Stock (constituting approximately 6.7% of the shares of Common Stock outstanding).

     As a result of the Agreement described in Item 4 of Amendment No. 1, the Reporting Persons, Valence, Oculus and certain affiliates of Valence and Oculus may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Act. Pursuant to such Rule, a group is deemed to beneficially own all of the Common Stock beneficially owned by all members of the group as a whole. The Reporting Persons have been informed that, as of the close of business on August 22, 2008, the D. E. Shaw group beneficially owned an aggregate of 3,218,678 shares of Common Stock, representing approximately 7.6% of the class. The D.E. Shaw group and other related parties have reported their beneficial ownership on a separate Schedule 13D. Accordingly, as of the close of business on August 22, 2008, the group may be deemed to beneficially own an aggregate of 6,053,678 shares of Common Stock, representing approximately 14.3% of the class. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the D. E. Shaw Group, its affiliates, or any other person or entity other than the various accounts under the Reporting Persons' management and control. Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting 6.7% of such class of securities;

          (ii) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting approximately 6.7% of such class of securities; and

          (iii) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting approximately 6.7% of such class of securities.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 2 is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market purchases through various brokerage entities on the New York Stock Exchange.

     (d) No person other than CR Intrinsic Investors, CR Intrinsic Investments and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by CR Intrinsic Investments.

     (e) Not applicable.


Item 7.   Material to be filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

1. Joint Filing Agreement (previously filed with Original Schedule 13D).

2. Joint Filing Agreement (previously filed with Amendment No. 1).

3. Agreement, dated as of June 2, 2008, by and between CR Intrinsic Investments, LLC, D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Valence Portfolios, L.L.C. (previously filed with Amendment No. 1).

4. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated July 24, 2008 (previously filed with Amendment No. 2).

5. Letter to D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC from Paul M. White, President & CEO of Orient-Express Hotels Ltd., dated August 1, 2008 (previously filed with Amendment No. 2).

6. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated August 4, 2008 (previously filed with Amendment No. 2).

7. Requisition Letters to the Board of Directors of Orient-Express Hotels Ltd. from Cede & Co., each dated August 22, 2008 (attached hereto as Exhibit 99.1).

8. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated August 25, 2008 (attached hereto as Exhibit 99.2).

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2008


                              CR INTRINSIC INVESTORS, LLC


                              By:   Peter Nussbaum
                                    --------------------------------------------
                              Name:  Peter Nussbaum
                              Title: Authorized Person


                              CR INTRINSIC INVESTMENTS, LLC


                              By:   Peter Nussbaum
                                    --------------------------------------------
                              Name:  Peter Nussbaum
                              Title: Authorized Person


                              STEVEN A. COHEN


                              By:   Peter Nussbaum
                                    --------------------------------------------
                              Name:  Peter Nussbaum
                              Title: Authorized Person



                                             Schedule A
                                             ----------

                              TRADING HISTORY, ORIENT-EXPRESS HOTELS LTD.

        Date                          Name                       Amount          Price Per Share ($)
      8/4/2008       CR Intrinsic Investments, LLC                 200                  32.58
      8/4/2008       CR Intrinsic Investments, LLC                 800                  32.60
      8/4/2008       CR Intrinsic Investments, LLC                 300                 32.6199
      8/4/2008       CR Intrinsic Investments, LLC                 400                  32.62
      8/4/2008       CR Intrinsic Investments, LLC                 200                  32.63
      8/4/2008       CR Intrinsic Investments, LLC                 100                  32.635
      8/4/2008       CR Intrinsic Investments, LLC                 400                  32.64
      8/4/2008       CR Intrinsic Investments, LLC                 700                  32.65
      8/4/2008       CR Intrinsic Investments, LLC                 100                  32.70
      8/4/2008       CR Intrinsic Investments, LLC                 100                  32.715
      8/4/2008       CR Intrinsic Investments, LLC                 100                  32.73
      8/4/2008       CR Intrinsic Investments, LLC                 400                  32.74
      8/4/2008       CR Intrinsic Investments, LLC                 400                  32.75
      8/4/2008       CR Intrinsic Investments, LLC                 100                  32.79
      8/4/2008       CR Intrinsic Investments, LLC                5200                  32.80
      8/4/2008       CR Intrinsic Investments, LLC                 200                  33.03
      8/4/2008       CR Intrinsic Investments, LLC                 400                  33.05
      8/4/2008       CR Intrinsic Investments, LLC                 200                  33.07
      8/4/2008       CR Intrinsic Investments, LLC                 811                  33.08
      8/4/2008       CR Intrinsic Investments, LLC                 200                  33.09
      8/4/2008       CR Intrinsic Investments, LLC                 900                  33.10
      8/4/2008       CR Intrinsic Investments, LLC                 300                  33.11
      8/4/2008       CR Intrinsic Investments, LLC                1289                  33.12
      8/4/2008       CR Intrinsic Investments, LLC                 900                  33.13
      8/4/2008       CR Intrinsic Investments, LLC                1200                  33.14
      8/4/2008       CR Intrinsic Investments, LLC                 300                  33.15
      8/4/2008       CR Intrinsic Investments, LLC                 600                  33.16
      8/4/2008       CR Intrinsic Investments, LLC                1100                  33.17
      8/4/2008       CR Intrinsic Investments, LLC                1100                  33.18
      8/4/2008       CR Intrinsic Investments, LLC                1200                  33.19
      8/4/2008       CR Intrinsic Investments, LLC                 800                  33.20
      8/4/2008       CR Intrinsic Investments, LLC                1100                  33.21
      8/4/2008       CR Intrinsic Investments, LLC                1000                  33.22
      8/4/2008       CR Intrinsic Investments, LLC                 800                  33.23
      8/4/2008       CR Intrinsic Investments, LLC                1100                  33.24
      8/4/2008       CR Intrinsic Investments, LLC                1000                  33.25
      8/4/2008       CR Intrinsic Investments, LLC                 400                  33.26
      8/4/2008       CR Intrinsic Investments, LLC                1000                  33.27
      8/4/2008       CR Intrinsic Investments, LLC                 600                  33.28
      8/4/2008       CR Intrinsic Investments, LLC                 300                  33.29
      8/4/2008       CR Intrinsic Investments, LLC                 600                  33.30
      8/4/2008       CR Intrinsic Investments, LLC                 700                  33.31
      8/4/2008       CR Intrinsic Investments, LLC                 500                  33.37
      8/4/2008       CR Intrinsic Investments, LLC                 300                  33.44
      8/4/2008       CR Intrinsic Investments, LLC                 300                  33.45
      8/4/2008       CR Intrinsic Investments, LLC                1400                  33.46
      8/4/2008       CR Intrinsic Investments, LLC                 300                  33.465


      8/4/2008       CR Intrinsic Investments, LLC                 400                  33.47
      8/4/2008       CR Intrinsic Investments, LLC                1005                  33.49
      8/4/2008       CR Intrinsic Investments, LLC                 300                 33.4999
      8/4/2008       CR Intrinsic Investments, LLC                 600                  33.50
      8/4/2008       CR Intrinsic Investments, LLC                 100                  33.51
      8/4/2008       CR Intrinsic Investments, LLC                 200                  33.52
      8/4/2008       CR Intrinsic Investments, LLC                 200                  33.53
      8/4/2008       CR Intrinsic Investments, LLC                 100                  33.535
      8/4/2008       CR Intrinsic Investments, LLC                 100                  33.54
      8/4/2008       CR Intrinsic Investments, LLC                 700                  33.545
      8/4/2008       CR Intrinsic Investments, LLC                 200                  33.55
      8/4/2008       CR Intrinsic Investments, LLC                 695                  33.57
      8/4/2008       CR Intrinsic Investments, LLC                 300                  33.58
      8/4/2008       CR Intrinsic Investments, LLC                 100                  33.585
      8/4/2008       CR Intrinsic Investments, LLC                 200                  33.592
      8/4/2008       CR Intrinsic Investments, LLC                1200                  33.60
      8/4/2008       CR Intrinsic Investments, LLC                 400                  33.66
      8/4/2008       CR Intrinsic Investments, LLC                 100                  33.67
      8/4/2008       CR Intrinsic Investments, LLC                 200                  33.69
      8/4/2008       CR Intrinsic Investments, LLC                 400                  33.72
      8/4/2008       CR Intrinsic Investments, LLC                 700                  33.74
      8/4/2008       CR Intrinsic Investments, LLC                 500                  33.75
      8/4/2008       CR Intrinsic Investments, LLC                1300                  33.77
      8/4/2008       CR Intrinsic Investments, LLC                 600                  33.78
      8/4/2008       CR Intrinsic Investments, LLC                 200                  33.79
      8/4/2008       CR Intrinsic Investments, LLC                 900                  33.80
      8/4/2008       CR Intrinsic Investments, LLC                 100                  33.81
      8/4/2008       CR Intrinsic Investments, LLC                 400                  33.82
      8/4/2008       CR Intrinsic Investments, LLC                 300                  33.83
      8/4/2008       CR Intrinsic Investments, LLC                 700                  33.84
      8/4/2008       CR Intrinsic Investments, LLC                 300                  33.85
      8/4/2008       CR Intrinsic Investments, LLC                 200                  33.86
      8/4/2008       CR Intrinsic Investments, LLC                 400                  33.87
      8/4/2008       CR Intrinsic Investments, LLC                 500                  33.88
      8/4/2008       CR Intrinsic Investments, LLC                 400                  33.89
      8/4/2008       CR Intrinsic Investments, LLC                 500                  33.90
      8/4/2008       CR Intrinsic Investments, LLC                 103                  33.91
      8/4/2008       CR Intrinsic Investments, LLC                 497                  33.92
      8/4/2008       CR Intrinsic Investments, LLC                 200                  33.93
      8/4/2008       CR Intrinsic Investments, LLC                 700                  33.94
      8/4/2008       CR Intrinsic Investments, LLC                 100                  33.95
      8/4/2008       CR Intrinsic Investments, LLC                 100                  33.96
      8/4/2008       CR Intrinsic Investments, LLC                 400                  34.00
      8/5/2008       CR Intrinsic Investments, LLC                 100                  32.72
      8/5/2008       CR Intrinsic Investments, LLC                 100                  32.73
      8/5/2008       CR Intrinsic Investments, LLC                 200                  32.76
      8/5/2008       CR Intrinsic Investments, LLC                 100                  32.83
      8/5/2008       CR Intrinsic Investments, LLC                 200                  32.87
      8/5/2008       CR Intrinsic Investments, LLC                 100                  32.89
      8/5/2008       CR Intrinsic Investments, LLC                 100                  32.90
      8/5/2008       CR Intrinsic Investments, LLC                 200                  32.92
      8/5/2008       CR Intrinsic Investments, LLC                 300                  32.93
      8/5/2008       CR Intrinsic Investments, LLC                 200                  32.94


      8/5/2008       CR Intrinsic Investments, LLC                 400                  32.95
      8/5/2008       CR Intrinsic Investments, LLC                 100                  32.96
      8/5/2008       CR Intrinsic Investments, LLC                 400                  32.98
      8/5/2008       CR Intrinsic Investments, LLC                 300                  32.99
      8/5/2008       CR Intrinsic Investments, LLC                1000                  33.00
      8/5/2008       CR Intrinsic Investments, LLC                 300                  33.01
      8/5/2008       CR Intrinsic Investments, LLC                 300                  33.02
      8/5/2008       CR Intrinsic Investments, LLC                 100                  33.03
      8/5/2008       CR Intrinsic Investments, LLC                 300                  33.04
      8/5/2008       CR Intrinsic Investments, LLC                 400                  33.05
      8/5/2008       CR Intrinsic Investments, LLC                 100                  33.06
      8/5/2008       CR Intrinsic Investments, LLC                 300                  33.07
      8/5/2008       CR Intrinsic Investments, LLC                 300                  33.10
      8/5/2008       CR Intrinsic Investments, LLC                 100                  33.13
      8/5/2008       CR Intrinsic Investments, LLC                 100                  33.23
      8/5/2008       CR Intrinsic Investments, LLC                 100                  33.24
      8/5/2008       CR Intrinsic Investments, LLC                 200                  33.29
      8/5/2008       CR Intrinsic Investments, LLC                 100                  33.33
      8/5/2008       CR Intrinsic Investments, LLC                 200                  33.35
      8/5/2008       CR Intrinsic Investments, LLC                 200                  33.43
      8/5/2008       CR Intrinsic Investments, LLC                 100                  33.48
      8/5/2008       CR Intrinsic Investments, LLC                 200                  33.49
      8/5/2008       CR Intrinsic Investments, LLC                 300                  33.50
      8/5/2008       CR Intrinsic Investments, LLC                 200                  33.51
      8/5/2008       CR Intrinsic Investments, LLC                 300                  33.52
      8/5/2008       CR Intrinsic Investments, LLC                 200                  33.54
      8/5/2008       CR Intrinsic Investments, LLC                 200                  33.55
      8/5/2008       CR Intrinsic Investments, LLC                 100                  33.56
      8/5/2008       CR Intrinsic Investments, LLC                 300                  33.58
      8/5/2008       CR Intrinsic Investments, LLC                 100                  33.59
      8/5/2008       CR Intrinsic Investments, LLC                 300                  33.60
      8/5/2008       CR Intrinsic Investments, LLC                 300                  33.61
      8/5/2008       CR Intrinsic Investments, LLC                 100                  33.62
      8/5/2008       CR Intrinsic Investments, LLC                 100                  33.63
      8/5/2008       CR Intrinsic Investments, LLC                 200                  33.64
      8/5/2008       CR Intrinsic Investments, LLC                 200                  33.65
      8/5/2008       CR Intrinsic Investments, LLC                 300                  33.66
      8/5/2008       CR Intrinsic Investments, LLC                 200                  33.68
      8/5/2008       CR Intrinsic Investments, LLC                 300                  33.69
      8/5/2008       CR Intrinsic Investments, LLC                 300                  33.70
      8/5/2008       CR Intrinsic Investments, LLC                 400                  33.71
      8/5/2008       CR Intrinsic Investments, LLC                 100                  33.72
      8/5/2008       CR Intrinsic Investments, LLC                 100                  33.83
      8/5/2008       CR Intrinsic Investments, LLC                 100                  33.90
      8/5/2008       CR Intrinsic Investments, LLC                 200                  33.98
      8/5/2008       CR Intrinsic Investments, LLC                 200                  33.99
      8/5/2008       CR Intrinsic Investments, LLC                 300                  34.01
      8/5/2008       CR Intrinsic Investments, LLC                 200                  34.05
      8/5/2008       CR Intrinsic Investments, LLC                 100                  34.12
      8/5/2008       CR Intrinsic Investments, LLC                 100                  34.20
      8/5/2008       CR Intrinsic Investments, LLC                 100                  34.21


      8/5/2008       CR Intrinsic Investments, LLC                 200                  34.26
      8/5/2008       CR Intrinsic Investments, LLC                 400                  34.27
      8/5/2008       CR Intrinsic Investments, LLC                 200                  34.28
      8/5/2008       CR Intrinsic Investments, LLC                 200                  34.29
      8/5/2008       CR Intrinsic Investments, LLC                 100                  34.30
      8/5/2008       CR Intrinsic Investments, LLC                 100                  34.31
      8/5/2008       CR Intrinsic Investments, LLC                 100                  34.38
      8/5/2008       CR Intrinsic Investments, LLC                 200                  34.40
      8/5/2008       CR Intrinsic Investments, LLC                 100                  34.405
      8/5/2008       CR Intrinsic Investments, LLC                 200                  34.41
      8/5/2008       CR Intrinsic Investments, LLC                1100                  34.45
      8/5/2008       CR Intrinsic Investments, LLC                 300                  34.46
      8/5/2008       CR Intrinsic Investments, LLC                 500                  34.47
      8/5/2008       CR Intrinsic Investments, LLC                5000                 34.4736
      8/5/2008       CR Intrinsic Investments, LLC                 600                  34.48
      8/5/2008       CR Intrinsic Investments, LLC                 200                  34.485
      8/5/2008       CR Intrinsic Investments, LLC                 900                  34.49
      8/5/2008       CR Intrinsic Investments, LLC                 100                  34.495
      8/5/2008       CR Intrinsic Investments, LLC                 100                  34.50
      8/5/2008       CR Intrinsic Investments, LLC                 200                  34.51
      8/5/2008       CR Intrinsic Investments, LLC                 100                  34.52
      8/5/2008       CR Intrinsic Investments, LLC                 100                  34.59
      8/5/2008       CR Intrinsic Investments, LLC                 200                  34.64
      8/5/2008       CR Intrinsic Investments, LLC                 100                  34.65
      8/5/2008       CR Intrinsic Investments, LLC                 200                  34.69
      8/5/2008       CR Intrinsic Investments, LLC                 400                  34.70

